Investor Relations

Holcim
Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

RECEIVED
2006 APR -7 P 3:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9




06012310

SUPPL

Zurich, April 4, 2006

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release:
  Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd (1 page)

With kind regards,

B. Fuchs

Beate Fuchs

Encl.: mentioned

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

File N° 82-4093

RECEIVED
2006 APR -7 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Media release

Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd

Jona, April 4, 2006 – In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on March 31 that it holds for itself and for its subsidiaries 9.99 percent (previously 10.00 percent) of the voting rights and of the registered share capital of Holcim Ltd. This equals 22,961,792 registered shares and voting rights.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Phone +41 58 858 87 10

Investor Relations: Phone +41 58 858 87 87

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Internet: www.holcim.com